Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 30, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Constellation Research: Adobe Figma Q&A with Scott Belsky

Ray Wang (Speaker)
Hi everybody. I’m here with Scott Belsky Chief Product Officer of Adobe. And we’re going to talk a little bit more about the Figma acquisition. So Scott, welcome.

Scott Belsky (Chief Product Officer and Executive Vice President, Creative Cloud, Adobe)
Thanks, right, thanks for having me.

Ray Wang
Well, this is really exciting, right, we’ve got a pandemic, the world of work is changing collaborations moving a different way, people are trying to get content out more quickly. And so I’m gonna ask you a few questions about the acquisition, talk about what’s happening. So the first piece is, what’s going on with the market reaction to the deal?

Scott Belsky
Well, it’s an uncertain market environment, generally speaking these days, right. So I think that there’s, you know, first certainly times where long term strategy and growth are heavily rewarded by investors. And there are other times where everyone’s you know, pinching pennies, and super, super focused on the here and now and maybe a little less, over the long term. Of course, transformation is nothing new to Adobe, we over the years like to make occasional bold bets based on our conviction and how the digital world will be into the future, and how we best position us for the next wave of growth. You know, we have incredible ambitions as a company. And we’ve really watched our customers behaviors change over the years, you know, we used to make assets and all of our products for the destination of you know, whether it be movies and television screens, and commercials and graphic design for movies, or for books, and magazines, and whatever else. And increasingly, a lot of the stuff that a lot of the assets our customers are making in our tools are destined for either social platforms, or for interactive product experiences. And we want to make sure that we can vertically integrate a lot of these creative processes into the future and drive to product design and development is an exciting new category we want to, we want to really jump into.

Ray Wang
Yeah, I mean, you’re really talking about the future creativity and productivity from whiteboarding. I mean, I remember listening to this, like maybe three or four years ago about the need for content velocity. And it sounds like this is what you’re trying to achieve here.

Scott Belsky
Yeah, that’s right. If you think about the way we live our lives every day, right, or happened in these interfaces, whether it’s buying an airline ticket, or ordering lunch, or anything else, these are all interactive product experiences, where we make every decision throughout the day from getting a car to, you know, getting on the bus, etc. And these experiences ultimately have creative assets in them, imagery and video and animation and whatever else. But everyone’s a stakeholder of these experiences from the developers that accurately implement them, to the copywriters to the marketers to the C suite, you know, that is behind these products as which are ultimately the businesses. And so we want to, you know, we want, we just see that that is kind of the future of where a lot of these creative assets come to life. And and we see a lot of workflows that can be a step function more productive. And to your point, you know, with this whole work from home kind of world we’ve been living in over the last few years, it’s also clear that everyone wants to be collaborating together, we have products like Acrobat. We have products like Adobe Express, that reach SMBs, and individuals around the world to bring capabilities like whiteboarding and presentations that Figma brings into the family. It’s just a huge opportunity for us as well.

Ray Wang
Wow. Well, there’s a lot of talk about the valuation right. This is one of the biggest private deal acquisitions, you know, the valuation is much bigger than normal. Why do you think this is a fair valuation?

Scott Belsky
Well, listen, we’ve seen explosive growth in both the product design and development space and the collaboration space and Figma is just an enormous strategic opportunity for us. This is one of the greatest companies that I’ve ever seen in terms of its hyper growth, I mean, really zero to 400 million ARR in four years, is pretty unbelievable, best in class net dollar retention rates demonstrate the power of its virality throughout an organization, which is just an incredibly important way for a product to naturally grow with, you know, very little, if any material marketing costs, and that’s something that I think is a big sort of path into the future not only for Figma, but for some of the other creative capabilities that we can bring to Figma using some of Adobe’s IP. And so, you know, in especially taking advantage of this macro environment, to buy such an incredible technology and company and team for the future of, of Adobe, and we want to unlock in the digital world, made a lot of sense to us. And we’re actually quite conservative in our products, our practices of making these decisions, but it just became abundantly clear that from a strategic value perspective, you know, this is an unbelievable opportunity for Adobe.

Ray Wang
Well, great opportunity for Adobe we always ask in acquisitions, what does it mean for the customer? How do they benefit? And what are some of those primary benefits?

Scott Belsky
There are a lot of benefits, you know, I would put them into three categories. The first is really around connecting asset creation, which all of our products do across the video animation, imaging, photography, audio, etc, with the process of building interactive product experiences, which is one that is very unique and needs to be web based and multiplayer in terms of how developers and designers and other stakeholders work together today. And so we see all of the asset creation capabilities of Creative Cloud, we see what Figma is doing. I mean, 30% plus of its users are actually developers, we don’t have a product, really, that has a material number of developers using it. And so to take this vertically integrated stack of product design and development, and think about how asset creation should connect to unlock value for customers that are working together to create these digital experiences that drove a lot of the synergies and whether it’s, you know, connecting technology from Photoshop and Illustrator to some of these video editing capabilities, bring them natively into the Figma interface. There’s all kinds of ideas that our team wants to explore together, I would say the second one is around this incredible multiplayer web native platform that Figma brings into the family. That is something that they’ve built over the last 10 years. It’s unlike anything we have or could easily build at Adobe. And it’s something that we want to build a lot of capabilities on top of, for the next generation of customers that really want a web player, you know, web, native and a multiplayer experience for all of their creative purposes. And then the third is around integrating whiteboarding and presentation capabilities into Adobe Express and Acrobat. These are two products that reach millions and millions of communicators around the world who want to be able to use them to work together and collaborate. Right now there are a bunch of other companies like the Microsoft’s and Google’s and Miros, and Murals and Boxes of the world. But we think we can bring more creativity into these by whiteboarding and presentation experiences. That’s what’s going to distinguish people into the future in their labor, you know, it’s not just being more productive, it’s being more creative and telling a better and more compelling story to your colleagues and to customers, presentations and whiteboarding needs to go up a level in terms of creativity, and we can bring that by bringing these technologies together.

Ray Wang
You know, we’re definitely seeing, you know, the opportunity out there customers are trying to figure out, you know, how to work in these new environments. I mean, we were working from home, we worked in the office, and that work kind of happened, [half at] the office [and] half at home, right, and teams are everywhere, talent is everywhere. I mean, especially creative talent. I mean, there’s what three jobs for every applicant in the tech and the talent for the creative side of the world. And, you know, I mean, despite of all the things that are happening around here, it’s still very hard to find good, folks. So is this a Yeah, and is this a competitive offering to what Adobe has today? Or, you know, how do we view this?

Scott Belsky
Yeah, well, listen, you know, screen design, years ago was something of interest to us. I mean, we’ve always had this process of looking at our customers use our products. And for example, there were photographers using Photoshop back in the day, and they were using it in a specific way that Photoshop was really overkill for and they wanted just photo retouching and, and correction and organizational, you know, tools for all their photos. So that’s how Lightroom came about. In fact, it was called Photoshop Lightroom at first, and then, you know, going back, or a little later, we started seeing people using Photoshop for creating static web pages. And it was very clear, especially with other entrants in the market, like Sketch and others, that there needed to be a product that was a little bit more simplified for screen designers. And so in the image of all of our desktop products, which in retrospect was a major strategic mistake, we built XD which was a new desktop product that started before my time here focused on screen design. And that just, you know, didn’t really work in this world in which product design and development became this web based multiplayer experience with, you know, all these other kind of key pillars like design systems and developer extensibility offerings and other parts of the puzzle that allow people to use a product like Figma to build product experiences, XD kind of you know, missed the boat there and became a lot more focused on just marketing designers. And so over the last year or so, we’ve wound down a lot of the investment in XD, because again, our kind of our lifeblood is asset creation, helping people make video and imagery and photographs and animations, etc. And then bring them to life and other products that people use for product design and development. You know, like Sketch and Figma, some open source alternatives and vision etc. And so I would say XD was the one kind of potentially competitive place where we were playing together, but we wound that down, you know, for the most part, we’re still trying to support the current customers that are using it. You know, by product design development is really, you know, in the way that Figma has reimagined it very much a new segment for us. And yet there are many synergies with the other tools that our customers use.

Ray Wang
You know, and I think people were saying earlier to us in terms of talking to customers and talking to users, I mean, this design and development of interactive digital products is a new category, right? It’s something early, what would you say to that?

Scott Belsky
It is early days, you know, I really think that the source of truth of every company is increasingly going to be its product experience. And I think that that product experience, obviously is ultimately implemented by developers. So you need incredibly deep developer tooling. We don’t obviously have any of that internally at Adobe. But Figma has built developer handoff tools, and all sorts of ways of product designers and developers and other stakeholders working together. So that’s really remarkable. I also, you know, step back for a minute and think, gosh, you know, with some of our digital experience products at Adobe, like Adobe analytics and, and ways to optimize and personalize experiences for end users, and customers, what if some of those became part of this product design and development stack? What would that mean for the quality and personalization of project experiences to come? Again, if you look around a lot of modern companies, their source of truth of the product they’re ultimately delivering as a business is in Figma. It’s this interactive product experience with all the bells and whistles in different sort of ways a customer can take, everyone’s going to that to see kind of what the product not only is but will be into the future. And so a lot of the tools that are used to measure and optimize products might also be integrated into that essentially, that developer handoff experience where, you know, product designers kind of handoff to developers to bring it to life.

Ray Wang
It’s a great point. Now, there’s been a lot of talk, right? From, you know, the press or the media, like, what’s it gonna be like for a Figma customer to join Adobe? Right? It’s a different what’s it like? Can you talk about past acquisitions? And kind of how you handled that bringing together those different communities?

Scott Belsky
Yeah, sure. thing. And you know, it’s a, it’s a bit of a narrative violation, it seems in Silicon Valley to talk about talking about an acquisition being one of the best things that ever happened to both companies, right. But in my case, that was the situation you know Behance came into Adobe, in late 2012, we had about 1 million users of Behance. And the product was, you know, pretty good. But fast forward to today, we have over 30 million users, the product is better, tighter and faster growing than ever before. In fact, we reached an all time high and DAU and new signups yesterday, so this is like, you know, the product is clearly better. And a lot of the team is still with us. 10 years later.

Ray Wang
Behance is the LinkedIn for creatives, right? Or it is, you know, or, or LinkedIn is the, you know, version of for non-creatives, right? I mean, that’s kind of either way,

Scott Belsky
either way works, I’m glad to be classified in that category, but even look at other acquisitions, frame.io, you know, at 1.3 billion acquisition, you know, a little guess over a year ago, or coming up on a year. This is an incredible, incredible team. And then, and the substance 3D products we built, we bought a company called algorithmic based in France. And this became kind of the start of our 3D immersive franchise, that team has still seen leaders for almost four years later, they built new products now to fill other gaps of this immersive content creation pipeline. And these are three recent acquisitions that have all done wonders and have brought. Adobe to new heights and are better off as a result. So I think we actually have a pretty good track record in recent years of making sure that acquisitions improve, and also change Adobe for the better. And I think that we’re gonna see the same thing with Figma. Now, Figma is a very unique company. It’s an incredibly fast growing world class team. And so we’re going to set this team up to thrive with some degree of autonomy, while also focusing on some of the few synergies that we think will add the most value to our customers.

Ray Wang
Yeah, I mean, you know, we’re, you know, during the pandemic, we realized that need for collaboration that need to connect, right, and how teams were important. And we continue to see that across the board. What does this mean for collaboration in terms of the overall collaboration opportunity at Adobe?

Scott Belsky
No, it’s, I think that you know, Figma imagines a world in which the first question someone asks themselves, in this case, a product designer, is “Who am I working with”, you know, and inviting their fellow product designers and marketers and copywriters, and developers all into the documents, and that was even before they done, you know, done anything. And that’s a very different world from, you know, say the world of Photoshop where you start, you know, you start to do all of your work in completely isolated way. And then only at the end, do you export to some format and send to somebody else. But we’re now really thinking about all of our segments as an inherently collaborative discipline to some extent, and we’re building a lot of collaboration capabilities in Creative Cloud. You know, we’re right now testing something called Share for Review with our audience that allows them to share a rendition of anything they’re working on with any other stakeholders for review and approval. We have Creative Cloud libraries that are now used by a ton of our Creative Cloud customers to keep their assets connected across different apps that they are in and all sorts of ways of actually now creating cloud documents as opposed to local files that unlock new capabilities like Photoshop web and Photoshop on the iPad and inviting other people into a documents you don’t have to you know,  send an old file around and version control it with like, you know, dot final final dot psd, you know, type of naming convention, and we’re just trying to modernize collaboration for all of our products.

Ray Wang
So you want to be everywhere where creators are going to be so whatever device wherever they’re going to be working at doesn’t matter.

Scott Belsky
Yeah, I think that we, you know, our responsibility, Adobe has always been a platform agnostic company, where we allow people originally it was to print to any printer. Now it’s to, to be able to create across any operating system across any device, and with anyone, I think that’s the that’s the future of creativity to be more inclusive and accessible. And that’s hard baked into our roadmaps.

Ray Wang
What wouldn’t be a CR TV without a lightning round? So I’m gonna ask you three questions. Are you ready?

Scott Belsky
Let’s give it a shot.

Ray Wang
All right. Favorite product. If you had a favorite product? What would it be?

Scott Belsky
Oh, my goodness, favorite, favorite product? Gosh, I would. I’ve been a Sonos fan lately. I just absolutely love this theater of being the controller of all music and all rooms. One little console love it.

Ray Wang
Amazing. All right. Where do you see the future and finding the right creative talent? One of the hardest things everyone’s facing right now.

Scott Belsky
Yeah, you know, creative meritocracy, you know, somehow surfacing people based on the work they’ve done for others. So they’ve got attribution and ultimately opportunity based on how good they are.

Ray Wang
Yeah, no, I mean, Behance opened that up for a lot of folks. Okay, so I’m gonna ask you something that might get you in trouble. Can you give us a sneak peek into what we’re gonna see at Adobe Max, you give me a sneak? Well, I don’t know if you can.

Scott Belsky
Yeah, no, I mean, I’ll tell you I’m I’m really excited to share a lot of integrations of AI into our products. So we’ve got some really cool things to showcase there, you know, across our desktop products, also Adobe Express, which is one of our fastest growing products right now. And then I also, I’ve just been blown away by the demos that we are practicing right now to show some of the future of 3D and immersive creation. It is pretty mind blowing to just imagine, you know, creating in this new dimension, for many folks, we’re trying to democratize 3D creation. And I think we’re going to make a lot of inroads this year at MAX.

Ray Wang
You know, the shift from 2d to 3d centralized to decentralized web to web three, it’s happening right in front of us. So it’s gonna be very exciting. I can’t wait for Adobe MAX either. Well, hey, Scott, thank you so much for being here today, sharing us a little bit what this Adobe Figma acquisition is going to be like, and more importantly, a sneak peek into what’s going on into the future.

Scott Belsky
Thank you, Ray. Thanks for the great questions.

* * * * *

Futurum Tech Podcast: Interview with Ashley Still

Daniel Newman: (Host)
Hey, everyone. Welcome to the Futurum Tech Podcast. I’m your host, Daniel Newman, principal analyst, founding partner at Futurum Research. Excited for this episode of the Futurum Tech Podcast interview series. I have Ashley Still, senior vice president at Adobe, joining me today to talk about a tremendously big announcement that the company made last week, the acquisition of Figma. But before I dive in, because I’m really excited to have this conversation, I want to do a quick introduction to Ashley. So Ashley, welcome to the show.

Ashley Still: (SVP, Digital Media Adobe)
Thank you, Daniel. Thank you for having me. It’s great to be here.

Daniel Newman:
Yeah, very excited to have you. I’m glad you were able to join. I appreciate Adobe and the partnership putting you on this week. It was a big week, it was an exciting announcement. You had earnings. Of course, earnings were very much muted by this announcement, which kind of took front-and-center stage. It was a really exciting announcement. Before I go into this, can you just kind of give everybody a little bit of the background, Ashley, on yourself and the work you’re doing at Adobe?

Ashley Still:
Absolutely. Happy to. And, yes, everything feels inconsequential when you announce the transformative acquisition like we did. So my role at Adobe is to lead marketing growth and partnerships for the digital media business, which is Creative Cloud and Document Cloud. And that is all of our categories around creativity and documents, whether it’s photography, imaging, illustration, video, animation, 3D, and, of course, pdf. So I think a lot about our business strategy and growth, which is one of the reasons why I am so incredibly excited to be here today and talk to you about Figma.

Daniel Newman:
Yeah, it is really exciting. Growth is really one of those things that has been a little bit tabooed in the larger market right now. You and I have had the chance to have a couple of conversations offline, behind the scenes, and figured I’ll bring this right out to the front for everybody that’s listening in on the show. A year ago, an acquisition like this would’ve probably been lauded. Everybody would’ve been very excited. No one would’ve questioned the size of the deal. Everybody would’ve just said, great company acquiring a super exciting, fast-growth startup.

Now, when you and I spoke offline, you said something to me about rare companies, and that ended up making it in some form or iteration into my MarketWatch oped, where I basically said, there is a very justifiable way to get at this valuation. And despite the fact that the market has kind of gone a bit cold on growth, cold on basically anything that’s not earnings and driving earnings, which is all short-term thinking, isn’t necessarily popular, but Adobe is clearly thinking bigger than that. So maybe I’m leading the witness here by asking. Let’s just start with that question. Why Figma? Why now?

Ashley Still:
Yep. It is always a good time to build the future, right? It is. And, as you said, no two companies can do what Figma and Adobe can do together and bring a decade of innovation to market as a combined entity. So, first, let me start with Figma and why Figma is unique. Figma is in an incredibly fast-growing category that’s adjacent to Adobe’s core business. So Figma really saw the opportunity with product as software grows in importance and more companies are building software applications, mobile applications, digital experiences. Five years ago, you might have had 50 or 100 engineers and one designer that’s thinking about what the user experience is going to be. And obviously that’s changed. As user experience becomes more important, the product design part of software development has exploded, right? Those ratios have decreased. In some cases now, there’s one product designer to every five front-end software engineers at some companies, right?

And so as that’s happened, this is just a huge market that’s growing incredibly quick, and Figma really pioneered web-based design as part of this new market. And that’s unique in a number of ways. Everybody has access to the source of truth. So it’s not just product designers that are working in Figma. It’s software engineers, it’s product managers, it’s product marketers, it’s everybody that’s part of the ecosystem of making sure that that user experience is going to be the best that it can be before they start writing code. And so, again, it’s very complementary to Adobe’s existing portfolio. Photoshop is for image editing, right? You don’t design software applications in Photoshop. Illustrator is for vector graphics. You don’t design software applications and digital experiences in Illustrator. But a lot of times people are using Photoshop in conjunction with Figma or Illustrator in conjunction with Figma. So they both built a great product that is also a phenomenal business.

They started making money in the back half of 2017, and, as we stated publicly, they will cross over 400 million in total ARR expected this year. That is rarefied air, right, in any business to grow that fast. And they’ve done it through mostly viral growth. Because of the platform that I talked about, everybody’s working in that product and inviting each other in that’s part of the team. And they land in companies and they grow. So it’s a growing category. The product is great. The way that the business grows is largely viral, and they’ve continued to grow in what you said has been a challenging environment over the past year. Again, as we said publicly, they’ve doubled the business in the past year. So unique company, unique product, unique market opportunity.

Daniel Newman:
Yeah. And I’m going to come back to economics a little bit, because I have some perspective on that as well. And so I want to circle back because I think that’s a lot of what drew some of the ire. I don’t think anybody’s looked at Figma and was like, oh, what is that? Why would they buy that? I think everyone’s like, that’s a super hot viral technology, I think, coming up with valuation. And again, more because of the external macro market conditions-

Ashley Still:
Yeah.

Daniel Newman:
And like I said, we’ll touch on that. But competitively, that’s another thing that a lot of commentators came out with, and well, Adobe has a solution for this and XD. And, of course, I don’t think it was focused on it the same way Figma was focusing on it, but is this a competitive issue? Is there any real reason that regulators would need to look at this?

Ashley Still:
Yeah, no. I mean, I think it’s pretty clearly an adjacency. We did have, you mentioned Adobe XD. That was a product that we did enter the market with in the product design space, but a completely different product approach. Desktop application, really focusing on the design part, versus really where Figma pioneered is the collaboration. And that’s why I kind of discussed in detail the criticalness of the collaboration for product design where, yes, you need tools to lay out the buttons and the images and the graphics, but it’s really about making sure everybody’s on the same page.

And Adobe XD does not have that capability. Efforts that we made to bring collaboration to a desktop application really were not successful. And Adobe XD is really in maintenance mode today for... And we continue, of course, to support customers that are using that product, but mostly they’re doing offline just design work. And so it’s really not a meaningful competitor. As I said before, the core of Adobe’s business is really in image editing, photography, illustration, video. And all of that’s complementary. Those are all really important media types that are incredibly complementary to the design kind of layout platform that Figma has built.

Daniel Newman:
Yeah. I didn’t even comment on the antitrust environment, and that’s something, by the way, Ashley, I’d love to comment on, because it didn’t actually bubble up, in my opinion, to being worthy of putting too much opinion on. One, because of what you said, not really... This wasn’t like you had a huge market share and you’re buying the rest of the market share. It’s also a fairly new category.

Ashley Still:
Yes.

Daniel Newman:
There’s nothing really to stop other companies from coming up with their own versions of collaborative design environments. So it just didn’t appeal to me as something... There’s some definite things out there that need to be looked at. I just don’t necessarily think this was it. So I want to come back to the valuation for a minute here. I did a little bit of research, and in my MarketWatch piece, I looked at some of the various cloud economics. And you mentioned the 400 million number. But I think there was two things that really stood out to me about the economics and why this valuation could work. One was the speed of growth. So with cloud scale SaaS, the real growth isn’t to look at from the inception of the company, but it’s usually to look at from the first dollar of revenue. And then from the first dollar of revenue, the path to this 200 and now 400 million was one of the shortest in history that I could identify.

Ashley Still:
Yeah.

Daniel Newman:
For the average company to get to about 10 million, I think, was about five years, 10 million in ARR. And I looked at over 70 companies. And I put this all in the MarketWatch piece. You can hit that in the show notes. I’m not going to read the research back to everybody here. So that was one. And the other was, you said this earlier, but just the wild organic adoption. Meaning if you listen to any SaaS sort of VC that’ll come in and question a company about valuation, funding, rounds, they always look at things like burn rate and customer acquisition costs.

Ashley Still:
Mm-hmm.

Daniel Newman:
And so when you have a company that’s already, I believe they’re net cash flow positive, if not profitable yet.

Ashley Still:
Completely.

Daniel Newman:
And they have something like a 90-ish plus percent operating margin with almost all organic. Meaning they’re not spending money, they’re not buying ads, they’re not paying for billboards all over San Francisco. This is viral.

Ashley Still:
Yeah.

Daniel Newman:
And so they’ve gotten this far with no real cost. So the bottom line contribution with Adobe behind it just seems like it could instantly be really high value, which makes that 20 billion valuation start to make sense, even if it is an extremely high multiple in the current market environment.

Ashley Still:
Yep. Absolutely. And to add a few, So I agree with all of that, and as I said earlier, they made their first dollar in 2017. And it wasn’t significant. And in 2022, they’re on track to end it with over 400 million, right? That is incredibly fast growth. And to your point, they’re not doing it through massively scaled enterprise Salesforce, right? That is one way to think about cost. And they’re not doing it through billboards and lots of performance marketing or things like that. They’re really doing it through the power of the product that they’ve built. Another statistic or business metric that we shared is their net dollar retention is over 150%. And again for a SaaS company, that is just world class, right, in terms of both their ability to grow the business but also retain customers as well.

So to add a little bit as well to the valuation, there are two other areas of kind of financial and strategic value that are clear reasons why we believe this is such a transformative and exciting combination the market. First, they actually also have a second product called FigJam, and that’s a whiteboarding application. And they were able to look at the use on their platform and how many types of personas were using the product. And they were using it for design, but they were also using it to ideate and share ideas. And so they actually created a new product that’s built on the same platform, so it inherits all of the web-based, multiplayer environment collaboration, but it’s simpler and it’s purpose-built for ideation across teams. And, again, that’s a whiteboarding application called FigJam. That has seen very good early success. And, again, we’re not sharing statistics publicly, but a very number of their customers have already adopted that new product.

And we see opportunity to actually integrate that FigJam whiteboarding product across the Adobe portfolio, whether it’s Acrobat or our creative applications, and so there’s opportunity there. It’s a very large market, if you think about whiteboarding. Apple has a whiteboarding tool. Microsoft has a whiteboarding tool. It’s becoming more and more common, particularly with hybrid work. And what we see happening is clearly a collapsing of productivity and visual communication. And so having not just amazing Figma design product, but also the whiteboarding product within Acrobat or Adobe Express, which is our web-based, template and content-driven, simple way to create visual content for mere mortals like me and maybe you, all of those applications can benefit customer from having this whiteboarding capability as part of those product offerings as well. And then, third, we want and will and can co-create new experiences and new capabilities bringing Adobe’s decades of media experience, whether it’s imaging or illustration or video or 3D, and building, again, new capabilities on this web-based, collaborative platform.

And that is what we call collaborative creativity, and that is the explosive growth, again, that we can unlock and help Adobe capture our 60-some billion TAM even faster, right, is driving innovation, new applications. Imagine if all of these design teams, product design teams, had all of Adobe’s fonts and stock available within Figma Design. Imagine if we created a multiplayer  image editing application. All of these things are what we can create and innovate together, and that leads to the conversation that you and I had last week, which is there are no two companies that can build that future together other than Figma and Adobe, given the complementary, again, median technology expertise in AI that we have and the web-based collaborative platform that they’ve pioneered.

Daniel Newman:
Well, you also are a mind-reader, because you did get a little bit ahead.

Ashley Still:
Oh, sorry.

Daniel Newman:
No, you jumped from kind of the deal and then talking about synergies, which I was going to mention just that very idea of, in most deals, there’s something called good will or there’s other sort of synergistic values. And of course, with the best companies, you’re going to pay a little bit more for that. That’s when a company’s growing fast and productive and doesn’t necessarily need to be acquired. This is not a company that was going to probably need to go for a down round. This is a company that had probably a lot of options, and Adobe looked at it and said, it might be expensive now, but how expensive would it be next year if it keeps growing like this? Let’s do this now while it’s ripe and while we can get our hands on it.

And you also talked about those synergies, which I was going to ask you about. Now, kind of a last maybe question, just as you mentioned this whole idea of ushering in this new era of collaborative creativity on the web and you explained it a little bit, but just for the audience, could you maybe provide a couple of examples of what you really mean by a new era of collaborative creativity? Because how does this differ from what we might be seeing from your Zooms and Slacks that are also offering... Et cetera, et cetera. Like there are people that are saying this is already out there.

Ashley Still:
Sure. And yes, thank you for the question. Clearly, I don’t think anything like this is out there or could be out there without Adobe and Figma. So, as I mentioned before, first, there are many things that we can do to streamline the workflow of these product design teams, right? They’re working in Figma, but, again, they’re popping out to Photoshop or popping out to Illustrator to edit an image or create a graphic or into After Effects to create just that right animation and effect that they want to represent in the experience. And there’s a lot of back and forth and kind of lost productivity in that. Or also, font licensing is still really complicated, right, and Adobe actually owns 20,000-plus fonts. And if we did, as a step, nothing more than bringing fonts and maybe simple imaging and vector graphics workflows into Figma design, we would bring a ton of innovation and productivity unlocks to that community.

So that’s a very specific example of what we can do. And that would enable us to, again, capture the product design TAM and grow their business even faster. As I mentioned before, they have not only a product design application but also a whiteboarding application, and both of those are often used for presentations. And as we see this kind of collapsing of productivity and creativity, as more and more productivity is visual... Right? Here we are. You’re not just typing a research report. You’re doing a video broadcast, right, and every communicator, because of social media and because of the internet, and even just within companies, they’re communicating more and more visually, and they’re collaborating as they do that. So being able to add presentation innovation and whiteboarding capabilities into our Adobe Express product that’s purpose-built for communicators, into Acrobat, which is obviously used broadly by communicators, that’s actually a significant area of value expansion for our customers and an area where we can bring innovation.

And then, as I mentioned before, specific examples of future applications or future workflows that we can bring is really reimagining our core categories. Right? What is image editing going to be in five years? Right? It is going to be web-based. It is going to be collaborative. And, again, if you think of the best minds in imaging at Adobe working closely with the best minds in web-based design and collaboration at Figma inventing the future of image editing, inventing the future of photography, inventing the future of illustration, that’s where I get just incredibly excited and why we think this is about the kind of strategic future of the combined company. And kind of going back to synergy and valuation, which are tightly coupled, we think this just makes all the sense in the world for Adobe and the market, right? It’s how we can bring the most amount of innovation to our customers.

Daniel Newman:
Yeah, I appreciate you breaking that down. Like I said, I think when you’re doing some category creation or you’re bringing together categories, people being able to discern and differentiate is really important. So, Ashley, I really appreciate you taking the time here. Before I let you go, anything you want to ask the analyst?

Ashley Still:
Yes. So I’ve been doing a lot of the talking, Daniel. What do you think? What do you think about the acquisition?

Daniel Newman:
Well, if I can maybe reply, it’s only been a week and my memory’s still fresh, I remember you pulling forward the earnings, which generally always means something big’s about to happen, and I remember seeing that announcement. And first glance, I’ll be candid, I said, wow. I said, wow. And then, wow, was kind of a double entendre. Because the wow was like, wow, what an amazing acquisition, and then, Ashley, it was wow, what a price tag. And then I had to get the critical thinking brain, I had to take a step back. Because the media, we’re in this middle of this crazy rate-hike cycle, interest, and we got inflation and wars and earnings being... Everybody’s downgrading the future earnings, and I’m kind of trying to digest it all. So I stepped back and I looked at it through kind of two lenses.

I said, one, your firm has a very strong track record of making good acquisitions and thinking big picture. So I kind of zoomed out, and I said, is that happening here? And all I could think is absolutely. I mean, this is a technology. We all know the direction of collaboration. We know creativity. We know that the digital experience future is going to be massive. Even things like Immersive, Augmented, and Metaverse are going to be collaborated upon in an environment like what Figma is doing. And of course, you really cemented home for me, when you mentioned the idea of a rare company, it even made it into the headline of my MarketWatch piece, is that you’re buying a rare company. And I think rare companies... You don’t wait for good market conditions to make great deals for your business. And so me being someone that likes to straddle the line of technology and markets, that was kind of my initial assessment.

As I went down, I listened to some very credible SaaS thinkers. I listened to like David Sacks. I was listening to his analysis on the All-In Pod, himself. When I listened to the smart people in this space, the feedback was largely more positive. So, of course, you’ve got the naysayers, you’ve got the permabears and all the people right now that just believe that the world is coming to an end. My belief, Ashley, is collaboration is the future. Immersion and creativity are going to drive differentiation. We see and hear constantly companies saying, we want to compete on the experiences of the future. We want to differentiate on experience. Well, let’s be candid. Goes back to what I call the 80/8 rule. 80% of companies believe they’re differentiated, but only 8% of their customers do. It’s going to be in collaborative environments using the most prolific and capable tools that companies will truly build differentiated experiences.

So you have the tools, and if their growth rate continues, within one or two years, as I said in my piece, everyone’s going to look back and say, that wasn’t such a bad deal. And, in fact, some are even going to say it was brilliant. So if you don’t have some haters and you don’t have some naysayers and you aren’t taking some risks, you’re probably not thinking big enough. And most of the time those people catch up with you when it’s too late. And hopefully for you and, of course, for Adobe and all its customers and for the overall sake of the market, all these things I’m saying are right and you guys have a really bright future ahead of you.

Ashley Still:
Yep. Thank you for that. And certainly, when we announced our intention to take all of our business to subscription and accelerate innovation way back about a decade ago, that was also met with great skepticism. And like we did then, what we will do now is just execute against... We’re incredibly excited about the strategy, and again, the proof will be in the execution. So we look forward to it.

Daniel Newman:
Well, I’ll tell you this, and we’ll end on kind of a note, and it’s not to knock my profession, but it’s very easy as an armchair quarterback to sit here and tell every company what they’re doing right and doing wrong, especially when you’re looking very short term and you’re looking using very... you’re using historical data that is very rarely truly comparable. The conditions of the market require CEOs and leaders like yourself to take big risks, of course, very analytical and thoughtful and, of course, with your customers in mind. Hard to bet against Adobe. Company’s done a lot of things right for a very long time. Great leadership. And I continue to believe it’s got a bright future. And this market, it will pass. It always does. So, Ashley Still, senior vice president at Adobe, thank you so much for spending time with me here on the Futurum Tech Podcast. This was a lot of fun. I actually went longer than I usually do because you had so much good stuff to say. So I hope I can have you back some time soon.

Ashley Still:
That would be great. Thank you for having me today, and I look forward to the next time.

Daniel Newman:
All right. So everybody out there, hit that subscribe button. Check out Ashley. Follow her across the interwebs. If we can find those links, we’ll put them out there for you. I’ll share the show notes that’ll also include some of my commentary, the MarketWatch piece I referred to a few times so that you can read on that as well. Lots of good inputs and analysis out there on this deal. For now, I got to say goodbye. Thanks for tuning in. We’ll see you all really soon.

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Newcomer: The Largest Private Sale of All Time

On September 30, 2022, an article was published by Newcomer for which Mamoon Hamid, a board member of Figma, was interviewed (the “Newcomer Article”). The Newcomer Article, which is set forth below, does not represent the views of either Figma or Adobe, including, but not limited to, the views expressed by Mr. Hamid or by the author of the article regarding Figma’s future prospects.

John Lilly, who led Figma’s Series A for Greylock, introduced Hamid to Figma CEO Dylan Field.

While Hamid’s experience at Yammer and Box probably played a bigger role — a shared opposition to Donald Trump’s Muslim ban was something Hamid and Field bonded over as they were getting to know each other.

“Politics was a big thing at the time, this was like 2017 when Trump had just gotten elected, and I think [Dylan] and I saw things pretty eye to eye, especially around things like the Muslim ban,” Hamid told me.

That year, responding to Trump’s actions, Hamid helped found the Institute for Constitutional Advocacy for Law and Protection at Georgetown with former acting solicitor general Neal Katyal. Today, Hamid is on the board along with Slack co-founder Stewart Butterfield.

Hamid’s investment memo on Figma has a prescience to it. He wrote, “As software eats the world, great user experience and design become both table stakes and a critical point of differentiation for companies.”

Hamid outlined several trends, including the increasing ratio of designers to engineers at tech companies and the rise of knowledge workers. He saw the potential for Figma to be a “$10b+ software business.”

Overall, Figma fit into a fairly intuitive investing thesis: “How do you find products that people use daily to get their jobs done?”

“When you see that in products, you kind of hit the invest button really hard,” Hamid told me.

It wasn’t obvious that Figma would be a great investment at the time, Hamid remembers. There were several strikes against Figma: “The company has been around for five years, barely monetizing, is under half a million of revenue,” Hamid says. “But when you see that sort of like engagement — deep engagement with the product — you just don’t find that anywhere and Figma had found it, I think, even unbeknownst to them.”

In November 2017, he proposed to his partnership that Kleiner should invest.

Ultimately, Kleiner secured more than $16 million in a $25 million Series B round to get about 15% of the company’s shares.

Kleiner Perkins later participated in a funding round that valued Figma at $10 billion.

When Figma sold to Adobe, Kleiner owned about 11% of the company. It was the third largest outside shareholder after Greylock and Index Ventures.

Figma’s sale to Adobe, worth $20 billion — roughly half in stock and half in cash (plus an additional $2.3 billion earn out for employees) — was the largest sale of a private startup ever. (Slack had already gone public by the time Salesforce purchased it.)

Hamid defended the high sale price despite the market’s negative reaction to the deal. “It’s gonna grow into a valuation like this fairly quickly,” Hamid says. “So you have to pay enough of a multiple forward for this to be worth our while.”

He estimated that Figma’s business would continue to double.

Doing the math — that would mean Figma’s revenue would be projected to go from $400 to $500 million in 2022 to $800 million to $1 billion in 2023 to $1.6 billion to $2 billion in 2024.

After Figma announced the deal, Hamid received a call from the manager of an endowment fund that’s a long-time Kleiner Perkins limited partner. The manager told Hamid that Kleiner Perkins had generated 4 of the top 20 returners for their endowment ever — including one from this month — Hamid proudly recounted to me during a 1 hour and 15 minute Zoom call.

“That’s the body of work, right?” Hamid said. “Kleiner has made that kind of dent by generating outsized returns for fund after fund after fund.”

That’s not exactly true. Kleiner got lost in wilderness.

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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